LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

27 December 2003

04012323

SUPPL

04 JAN 22 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)

We enclose herewith a copy of the General Announcement dated 24 December 2003, Re: Proposal for Lion Industries Corporation Berhad ("LICB") to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd (a 99% subsidiary of LICB) from Lion Forest Industries Berhad, the sum of which is to be advanced from Sabah Forest Industries Sdn Bhd for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(formerly known as Lion Land Berhad)

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 1/22

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 24/12/2003 06:20:14 PM
Reference No LI-031224-8C6A6

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad)**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Yasmin Weili Tan Bt Abdullah**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposal for Lion Industries Corporation Berhad ("LICB") to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd ("AMSB") (a 99% subsidiary of LICB) from Lion Forest Industries Berhad ("LFIB"), the sum of which is to be advanced from Sabah Forest Industries Sdn Bhd ("SFI") ("Proposed Acceptance of Financing").

* **Contents :-**

Following the announcement made by LICB on 11 December 2003 for the Proposed Acceptance of Financing, LICB wishes to announce that pursuant to the joint appointment by LICB and LFIB of Messrs M. Nawawi & Co. Sdn Bhd, an independent professional valuer, a valuation report dated 23 December 2003 was issued for the non-vacant plot of land held under HS (D) 13425 PT 17216, Mukim Tanjung Dua Belas, District of Kuala Langat, Selangor, including the building and meltshop but excluding the rolling mill which is proposed to be charged by AMSB as security for the Proposed Acceptance of Financing ("Security"). Based on the valuation report, the market value of the Security is RM520,000,000.

The valuation report is available for inspection at the registered office of LICB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, during office hours from Monday to Friday (except public holidays) from the date hereof to the date of the extraordinary general meeting of LICB to be convened in respect of the Proposed Acceptance of Financing.

Shareholders of LICB and potential investors are requested to refer to the announcement made on 11 December 2003 for further details on the Proposed Acceptance of Financing.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Secretary

24 DEC 2003